SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

INTRODUCTION 3

I ANALYSIS OF THE CONSOLIDATED RESULT 6

II ANALYSIS OF THE PARENT COMPANY'S RESULT 25

III GENERAL INFORMATION 29

IV Annex: 1. CONTROLLED FINANCIAL INFORMATIONS – EXCEL
2. CONTROLLED FINANCIAL ANALYSIS
3. OPERATION INFORMATION

The Investors Report - Appendices I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Conference Call in Portuguese
March 30, 2020
14:30 (GMT)
12:30 (Nova York)
17:30 (Londres)
Telefone: (11) 3137-8037

Conference Call in English
March 30, 2020
2:30 PM (GMT)
12:30 PM (New York time)
5:30 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

INTRODUCTION

Rio de Janeiro, March 27, 2020

A Eletrobras (Centrais Elétricas Brasileiras S.A.)

[B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO e XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, active in the generation, transmission and commercialization segment, parent of 6 operational subsidiaries, a holding company - Eletropar - a research center - Cepel and with a 50% stake in the Itaipu Binacional's Capital Stock and direct and indirect participation in 136 Special Purpose Companies, on this date, announces its results for the period.

2019

In 2019, Eletrobras posted a net profit of R$ 10,744 million, lower than the R$ 13,348 million obtained in 2018, mainly due to positive non-recurring events from the previous year, as shown below. The 2019 profit is comprised of Net Income from continuing operations of R$ 7,459 million and Net Income of R$ 3,285 million from discontinued operations (distribution), highlighting the privatization of Amazonas Energia, which is no longer consolidated by Eletrobras. Recurring profit for 2019 was R$7,058 million, 9% higher than the R$ 6,799 million of 2018.

Net Operating Income went from R$ 25,772 million in 2018 to R$ 27,726 million in 2019, with emphasis on the entry into operation of TP Mauá 3 of the Amazonas GT and receipt of GAG Improvement related to generation concessions renewed by Law 12,783 / 2013 . Ebtida IFRS, in the amount of R$ 19,007 million in 2018, fell to R$ 10,257 million in 2019, impacted by the non-recurring event in 2018 of reversal of the impairment and onerous contract of Angra III in the amount of R$ 7,243 million against a provision for the same constrtuction of R$ 462 million in 2019. Recurring Net Operating Revenue grew 7.5%, from R$ 25,738 million in 2018 to R$ 27,676 million in 2019. Recurrent Ebtida grew 5.3%: R$ 12,540 million in 2018 and R$ 13,210 million in 2019 and the Net Debt/recurring EBITDA indicator was 1.6, demonstrating the success of the Company's deleveraging measures.

4th QUARTER OF 2019

In the fourth quarter of 2019 (4Q19), Eletrobras posted a net profit of R$ 3,120 million, lower than the net profit of R$ 13,752 million obtained in 4Q18, also due to non-recurring impacts in 2018. The profit of 4Q19 is comprised of Net Income from continuing operations of R$ 4,872 million and Net Loss of R$ 1,752 million from discontinued operations (distribution). Recurring profit in 4Q19 was R$ 1,328 million, lower than in 4Q18 of R$ 2,967 million. The drop down in recurring income was strongly influenced by fair value  adjustment of RBSE, which went from a net revenue of R$ 1,143 million in 4Q18 to a net expense of R$ 1,258 million in 4Q19, due to the remeasurement of the RBSE asset considering the update of the “Ke” remuneration portion as of July 2017 by the regulatory transmission WACC and IPCA until the measurement date; the Change of the discount rate of the next NTN-B from 4.6% in December 2018 to a rate close to the regulatory remuneration of 6.4%; and beginning of the receivables of the “Ke” installment in June 2021 according to the Ordinance 120, until June 2025. This change in estimate has no cash effect but only an accounting adjustment for active measurement.Net Operating Revenue increased 2.9%, from R$ 7,134 million in 4Q18 to R$ 7,339 million in 4Q19. Recurring Net Operating Revenue rose 7.6%, from R$ 6,872 million in 4Q18 to R$ 7,395 million in 4Q19. Recurrent Ebtida increase by 4%, reaching R$ 3,248 million in 4Q19 against R$ 2,935 million in 4Q18.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

OTHER 2019 HIGHLIGHTS

TABLE 01: MAIN INDICATORS (R$ Million)

2019	2018	%		4Q19	4Q18%
141	152	-7.4%	Energy Sold - Generation GWh (1)	37	41	-11.4%
33,687	30,876	9.1%	Gross Revenue	8,922	8,539	4.5%
33,637	30,842	9.1%	Recurring Gross Revenue (2)	8,971	8,276	8.4%
27,726	25,772	7.6%	Net operating revenue	7,339	7,134	2.9%
27,676	25,738	7.5%	Recurring Net Operating Revenue (2)	7,389	6,872	7.5%
10,257	19,007	-46.0%	EBITDA	3,204	12,243	-74%
13,210	12,540	5.3%	Recurring EBITDA (3)	3,248	2,935	10.7%
37%	74%	-36.8	Ebitda Margin	44%	172%	-128.0
48%	49%	-1.0	Recurring Ebitda Margin	44%	43%	1.2
46,781	42,281	10.6%	Gross debt without third party RGR	46,781	42,281	10.6%
21,041	19,975	5.3%	Recurring Net Debt	21,041	19,975	5.3%
1,6	2,1	-0.5	Recurring Net Debt / Recurring LTM EBITDA	1,6	2,1	-0.5
7,459	13,447	-44.5%	Net Income from Continuing Operations	4,872	11,849	-59%
10,744	13,348	-20%	Net Profit	3,120	13,752	-77%
3,328	4,600	-28%	Investments	1,567	1,769	-11.4%
13,089	17,233	-24%	Employees	13,089	17,233	-24%

(1) Does not consider the energy allocated to quotas, from the plants renewed by Law 12,783 / 2013 (2) Revenue from Procel Retroativa, GAG Retroativa and construction revenue from Generation Generation; (3) Excludes item (2), costs of the Extraordinary Retirement Plan (PAE) and the Consensual Dismissal Plan (PDC), expenses with independent investigation, Extraordinary Consulting at the Holding, expenses related to the Inepar / Furnas agreement, retroactive payment to Enel by TUSD Eletronuclear, provisions for contingency, onerous contracts, Impairment, Provision for losses on investments, Provision for Losses on Investments classified as held for sale, Provisions for adjustment to market value, Provision related to the water resources inspection fee (TFRH) , ANEEL CCC provision; Allowance for loan losses from third parties to the RGR (CCEE transfer), and PCLD Estimated prospective credit loss (CPC 48), Expiry of Concession and Indemnification for Third Parties of Furnas; (4) Excludes item (3) and monetary adjustment for the compulsory loan contingency; Eletropaulo process financial income and activation of non-recurring tax credit.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I |  ANALYSIS OF THE CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS

2019	2018	Financial Statements	4Q19	4Q18
23,374	20,139	Generation Revenue	6,297	5,964
9,544	9,868	Transmission Revenue	2,384	2,151
769	869	Others Revenue	241	423
33,687	30,876	Gross Revenue	8,922	8,539
-5,961	-5,104	Deductions from Revenue	-1,583	-1,405
27,726	25,772	Net Operating Revenue	7,339	7,134,0
-6,778	-5,537	Operational costs	-2,046	-1,345
-9,850	-9,108	Personnel, Material, Services and Others	-3,453	-2,582
-1,807	-1,702	Depreciation and amortization	-496	-433
-2,006	6,495	Operating Provisions	1,115	8,875
7,284	15,920		2,460	11,650
1,141	1,385	Shareholding	461	161
25	0	Others Revenues and Expenses	-213	0
8,450	17,305		2,708	11,810
-2,081	-1,375	Financial Result	-1,310	731
6,369	15,931	Income before tax	1,399	12,542
1,090	-2,484	Income tax and social contribution	3,473	-693
7,459	13,447	Net Income for the year	4,872	11,849
3,285	-99	Profit (Loss) Net of Taxes from Discontinued Operation	-1,752	1,903
10,744	13,348	NET INCOME FOR THE PERIOD	3,120	13,752

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 03: RECURRING CONSOLIDATED RESULT

2019	2018	Recurrent Financial Statement *	4Q19	4Q18
23,325	20,105	Generation Revenue Recurrent	6,273	5,702
9,544	9,868	Transmission Revenue Recurrent	2,384	2,151
769	869	Others Revenue Recurrent	315	423
33,637	30,842	Gross Revenue Recurrent	8,971	8,276
-5,961	-5,104	Deductions from Revenue Recurrent	-1,583	-1,405
27,676	25,738	Net Operating Revenue Recurrent	7,389	6,872
-6,728	-5,404	Operational costs Recurrent	-2,022	-1,341
-8,377	-8.635	Personnel, Material, Services and Others Recurrent	-2,437	-2.487
-1,807	-1.702	Depreciation and amortization Recurrent	-496	-433
-501	-544	Operating Provisions Recurrent	-150	-269
10,262	9,453		2,292	2,342
1,141	1,385	Shareholdings Recurrent	461	161
11,403	10,838		2,753	2,502
-1,881	-1,556	Financial Result Recurrent	-1,344	1,157
9,522	9,283	Income before tax Recurrent	1,409	3,660
-2,464	-2,484	Income tax and social contribution Recurrent	-81	-693
7,058	6,799	Net Income for the year Recurrent	1,328	2,967

* Non-recurring adjustments mentioned in the Highlights.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.1 Main variations of FINANCIAL STATEMENTS

Variation Analisys 2018X2019

Operating REVENUE

TablE 04: GENERATION Revenue

Operating Revenue - Generation	2019	2018	%
Generation Revenue
Energy supply to distribution companies	15,871	13,269	19.6
Supply	2,282	2,320	-1.6
CCEE	1,353	1,297	4.4
Operation and Maintenance Revenue - Plants Renewed by Law 12,783/2013	3,549	2,708	31.0
Construction Revenue	49	34	43.9
Itaipu Transfer	269	511	-47.3
Generation Revenue	23,374	20,139	16.1
Non-recurring events
(-)Construction Generation	-49	-34	-43.9
Recurring Generation Revenue	23,325	20,105	16.0

Highlights in the 2018X2019 Variation Analysis

Energy supply to distribution companies

•        Increase in revenue from Amazonas GT (+ R$ 2,978 million) related to the revenues of independent producers PIES and four gas plants that were received from Amazonas Distribuidora after the unbundling occurred in December 2018 and the supply of CCEAR by Amazonas GT (Mauá 3);

•         In Furnas (+ R$ 287 million), due to the increase in sales at ACL (increased by the reduction in the Leftovers and Deficits Compensation Mechanism - MCSD in the Regulated Contracting Environment);

•        Eletronuclear: (+ R$ 124 million) mainly due to the 2.8% increase in the Fixed Revenue of the Angra 1 and 2 Plants (R$ 92.9 million / year) in accordance with ANEEL Approval Resolution No. 2,509/2018;

•        Eletronorte (–R$ 486 million): termination of the contract with Boa Vista Energia, with a reduction of 84% or R$ 184 million, in addition to a 16% reduction in sales of energy sold at ACL, impacted by the drop in volume sold (2018: 1,616 MWm x 2019: 1,300 MWm) and a 7.6% drop in the price at ACR (2018: R$ 363 / MWh x 2019: R$ 243 / MWh).

Supply

•        At Chesf (-R$ 98 million) Reduction in the period of about 65 average MW in the consumption of industrial customers reached by Law 13,182/, in comparison with the same period of the previous year, due to: ( i) a problem at the plant of an industrial consumer in the state of Alagoas, from May to December/2019; (ii) Stoppage for maintenance of an industrial consumer in Bahia in September / 2019. The occurrence of these facts contributed to the increase in revenue at CCEE;

•        In the subsidiary Furnas (+85 million), price adjustment of the current contracts for the Itumbiara Plant auctions, governed by Law 13,182/2015, specific to final consumers, resulting in an increase in revenue of approximately R$ 27 million and new contracts that started supplying as of 07/01/2018 positively impacted revenue by R$ 62 million. On the other hand, there were differences between the amounts recorded, referring to Art.10, §10 of the referred Law, being in 2018 approximately R$ 4 million higher than 2019.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

CCEE

•        In the subsidiary Amazonas GT (-R$ 298 million), due to the fact that the company earned revenue from the sale of energy in the Short-Term Market of Aparecida and Mauá 3 in 2018, which did not occur in the same period of 2019, due to the beginning of the beginning of the supply of CCEAR - Electricity Commercialization Contract in the Regulated Environment;

•        In the subsidiary Chesf (+ R$ 386 million), due to: (i) termination of supply contracts in 4Q18 (about 80 average MW), whose energy was not rehired in 2019 (de-contracting reflected in the negative variation in the supply item ); (ii) reduction of 140 average MW in industrial consumption (Law 13,182/2015), as justified in the "Supply" item; and (iii) partially offset by reduction in the purchase ballast of SPE ESBR by about 40 average MW in 4Q18 (reduction reflected in the "Energy Purchased for Resale" account). These factors even offset the reduction in the price of settled energy, which reached an average value of R$ 207.00 / MWh in 4Q19, against the value of R$ 493.00 / MWh in the same period of 2018.

Operation and Maintenance Revenue - Plants Renovated by Law 12.783 / 2013

•        Review of the methodology for calculating GAGs for the 2018-2019 cycle, with an increase in the value of the total GAG, especially due to the recognition of the GAG improvement of approximately R$ 1 billion per year.

•        Annual readjustment of RAG according to Aneel Homologatory Resolution No. 2,587 / 2019;

Construction Revenue

•        Lower level of investment made in 2019, but with no effect on results as it has an equivalent value in construction expenses.

Transfer Itaipu

•        Variation of the tariff on which the monetary restatement calculated based on the American price indices Commercial Price and Industrial goods, and also due to the recognition of the interministerial decree 04/2018 of the MME and the Ministry of Finance that determines the revenue of Itaipu.

TablE 05: TRANSMISSION REVENUE

Transmission Operating Revenue	2019	2018	%
Transmission Revenue	3.367	3,325	1.2
O&M Revenue - Renewed Lines	790	759	4.1
O&M Revenue - Regime Exploration	521	678	-23.2
Construction Revenue	4,073	4,462	-8.7
Finance - Return on Investment - RBSE	793	643	23.3
Contractual Revenue - Transmission	9,544	9,868	-3.3
Nonrecurring Events
(-)
Recurring Transmission Operating Revenue	9,544	9,868	-3.3

O&M Revenue - Renewed Lines Law 12.783/13

•        Readjustment of the RAP approved for the 2019/2020 cycle (Homologatory Resolution 2565/19) referring to the 2019-2020 tariff cycle.

O&M Revenue - Exploration Regime

•        Eletrosul (+46 million) increase in the installments of RAP due to the 4.66% readjustment by the IPCA and, mainly, and adjustments resulting from CPC 47 of TBSE, Eletrosul's Subsidiary, of R$ 19 million in 2019 and an increase RAP by R$ 22 million due to the fact that TBSE became controlled in 2018.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Construction Revenue

•        The variation is mainly due to the higher volume of investments compared to the previous year, especially Chesf (+ R$ 61 million)

RBSE - Lines renewed by Law 12.783/13

•        Readjustment of Approval Resolution No. 2,565 / 2019, increasing the IRR of the receivables flow, in addition to the amortization of the balance receivable, with emphasis on the subsidiaries Furnas (-R$ 251 million) and Chesf (-R$ 222 million);

Contractual Revenue - Transmission

•        At the subsidiary Eletrosul (+ R$ 35 million), mainly due to the increase in the balance of contractual assets due to: a) in 2018 improvements were made, but revenue was not recognized due to the absence of criteria by Aneel. For the 2019/2020 cycle, Aneel, through Technical Note 115/2019-SGT, estimated approximately R$ 49.5 million in investments for 5 years starting in 2018, with annual revenue of R$ 3.9 million , also retroactive. The criteria as well as future revenue may be reevaluated, and the receipt will initially be through inclusion in the calculation portion; and (b) increase, in 2019, of the implementation of reinforcements in electricity transmission installations authorized by ANEEL

•        In the subsidiary Chesf (+ R$ 8 million) due to the higher registration of remuneration on the financial asset due to the entry of new projects during the year of 2019, with emphasis on the authorization of the contract 61.

TablE 06: OTHER OPERATING REVENUE

Operating Income	2019	2018	%
Others Revenues	769	869	-11.6
Non-recurring events	0	0	0

Other recurring income	769	869	-11.6

Others Revenues

•        In the subsidiary Furnas (-R$ 65 million), variation due to a) lower gain in Actuarial Revenue (-R$ 10 million), in 2018 it was R$ 182 million and in 2019 it was R$ 172 million; b) revenue resulting from the effect of the increase in Santo Antônio's stake in 2018 without a corresponding in 2019 (-R$ 34 million); and c) Eletropar's four-month billing in 2018 regarding the onerous assignment of infrastructure to Eletronet, in the total amount of R$ 16 million;

•        At subsidiary Chesf (-R$ 6 million): a) decrease in revenue from operation and maintenance services -R$ 3 million; and b) drop in engineering services revenue - R$ 3 million; on the other hand, we had an increase in income from the provision of O&M services from ETN, which was incorporated in 4Q19 in the amount of R$ 2 million.

OPERATIONAL COSTS

TABLE 07: OPERATIONAL COSTS

Operational costs	2019	2018	%
Energy purchased for resale	-2,162	-1,560	38.7
Charges on use of the electricity grid	-1,593	-1,482	7.5
Fuel for production electric power	-2,107	-1,185	77.8
Construction	-915	-1,310	-30.2
Total Operating Costs	-6,778	-5,537	22.4
(-)Generation Construction / Nuclear Retroactive Cusd	49	133	-100.0
Total Recurring Operating Costs	-6,728	-5,404	24.5

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Highlights in Variation Analysis of 2018X2019

Energy purchased for resale

•        At the subsidiary Amazonas GT (+ R$ 571 million):, the increase was due to the incorporation of the energy purchase contracts from independent producers PIES in 2019. This did not occur in the same period of 2018. The average price of the contracts of PIE´s (independent prducers)  is R$ 314.40 / MWh, and the contracted energy is 305 average MW / month. In 2018 there was only the constitution of the Leasing without the registration of the purchase of energy.

•        At subsidiary Furnas (+ R$ 158 million), price adjustment as defined in the contracts and increase in the contracted amount.

Fuel for production electric power

•        Readjustment of 10% of Tust tax;

•        At the subsidiary Amazonas GT (+ R$ 39 million) due to the increase in energy generation.

Fuel for production electric power

•        Due to the assumption of the gas contract signed with Petrobras, by Amazonas GT (+ R$ 983 million), as a result of the unbundling and privatization of Amazonas Distribuidora.

Construction

•        The variation is mainly due to the lower volume of investments compared to the previous year.

OPERATIONAL EXPENSES

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER

Operational expenses	2019	2018	%
Personal	-5,828	-5,385	8.2
Material	-280	-262	6.9
Services	-2,171	-2,157	0.6
Others	-1,572	-1,304	20.6
PMSO total	-9,850	-9,108	8.1
Non-Recurring Items
(-) PDC	681	379	79,5
(-) CAL CGTEE/Tractebel and Ampla indeminification/EUST / Concession expiry / Furnas Outsourced	792	94	741,5
PMSO Recurrent	-8,377	-8.635	-3,0

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Highlights in Variation Analysis of 2018X2019

Personnel

•        The increase is mainly due to the costs with the Consensual Dismissal Plan, which reflects partial effects due to the termination dates and temporary obligations with the health plan. 905 employees were terminated in 2018 and 1,726 in 2019. Expenses with PDC (indemnity and health plan) were R$ 681 million in 2019 and R$ 379 million in 2018. In addition, reversals of the provision for profit sharing (PLR)) in 2018, in an amount of more than R$ 154 million, in relation to the PLR reversals in 2019.

Material

•        In subsidiary CGTEE (+ R$ 22 million), due to the increase in Consumption of CAL and other materials due to the poor quality of the coal delivered in 2019. For 2020, investments in the coal processing plant are ongoing to reduce this expense;

Services

•        At the Parent Company (+ R$ 32 million), mainly due to the contracting of services related to the issuance of debt securities and consultancy related to the SAP / ERP project.

•        At Amazonas GT (+ R$ 23 million), mainly due to the maintenance of UTE Mauá 3 plant;

•        Compensated by the reduction in Furnas (- R$ 37 million) mainly due to the reduction in outsourced services, whose partial effects only occurred in the last quarter of 2019; and the reduction of Eletronuclear (-R$ 44 million) due to the occurrence of one less stoppage of the Plant.

Others

•        At subsidiary Furnas (+ R$ 426 million), mainly due to the occurrence of non-recurring events such as the payment of the Third Party agreement (+ R$ 321 million), indemnity payment to Ampla (+ R$ 111 million) and Inepar (+ R$ 85.5 million);

•        Partially offset by Eletronorte (-R$ 131 million): reduction in expenses with UTE Araguaia rent (R$ 58 million), resulting from the suspension of the thermoelectric power plant; reversal of leasing (R$ 42 million) due to the adoption of IFRS 16 and lower write-off of fixed assets (R$ 37 million).

TablE 09: OPERATING PROVISIONS

Operating Provisions	2019	2018	%
Operational provisions / reversals	-2,006	6,495	-171%

Non-recurring provisions / reversals
(-) Contingencies	-1,757	-1,820	-3
(-) PCLD RGR reversal of 3rd/ prospective credit loss estimate (CPC 48)	-435	-11	3.822
(-) Onerous Contracts	179	1,354	-87
(-) Provision/reversal for investment losses	334	340	-2
(-) Provision for Losses on Investments classified as held for sale	0	-554	-100
(-) Impairment of long-term assets	122	6,546	-98
(-) ANEEL provision - CCC	53	0	-
(-) TFRH	0	1,184	-100
Non-recurring provisions / reversals	-1,505	7,039	-121

Recurring provisions / reversals
Garanties	101	-38	-368
PCLD (excluding PCLD RGR from third parties/ prospective credit loss estimate (CPC 48)	-189	-68	180
Others	-413	-439	-6
Recurring provisions / reversals	-501	-544	-8

Note: Numbers with positive signs mean reversals of provision.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Operational provisions / reversals

•        Provision for contingencies in the amount of R$ 1,757 million, of which R$ 775 million refer to compulsory loan processes;

•        Reversal of the impairment and onerous contract of Angra III in the amount of R$ 7,243 million in 2018 against a provision of R$ 462 million in 2019., due to the delay of the work in 11 months;

•        PCLD of R$ 621 million related to the financing agreement with the distributor Amazonas Energia, which is in default of approximately R$ 186 million. The additional amount of R$ 435 million is a prospective risk analysis of the Company in the light of CPC 48 and was treated as non-recurring, for management purposes.

SHAREHOLDINGS

TABLE 10: SHAREHOLDINGS

Shareholdings	2019	2018	%
Shareholdings	1.141	1.385	-17,6

Variation Hightlights

Shareholdings

•        Decrease in the equity result of coligate companies in 2019, highlighting CTEEP due to the adjustment in RBSE, according to Eletrobras accounting practices (-R$ 808 million), partially offset by the increase in equity in ESBR (+ R$ 430 million) and SPE Madeira (+ R$ 341 million).

FINANCIAL RESULT

TABLE 11: FINANCIAL INCOME AND EXPENSES

Financial Result	2019	2018	%
Financial Income	6,659	9,072	-27
Interest, commission and fee income	876	2,643	-67
Income from financial investments	763	686	11
Additional moratorium on electricity	252	248	1
Active monetary updates	1,206	700	72
Exchange rate variations	2,662	4,151	-36
Fair value adjustment	368	0	-
Derivative gains	0	20	100
Other Financial Income	532	624	-15
Financial expenses	-8,740	-10,446	-16
Debt charges	-3,248	-2,681	21
Leasing charges	-341	-309	10
Charges on shareholder resources	-271	-271	0
Passive monetary updates	-789	-801	-1
Passive exchange variations	-2,627	-4,364	-40
Fair value adjustment	0	-921	100
Derivative losses	-57	-63	-11
Other financial expenses	-1,408	-1,037	36
Financial Result	-2,081	-1,375	51
Non-recurring adjustments
(-) Eletropaulo Agreement / Revenue from Privatized Distributors	-346	-1,064	-68
(-) Monetary update. emp. compulsory	545	884	-38
Recurring Financial Result	-1,881	-1,556	21

MARKETLETTER 4Q2019 | 12
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

financial REVENUE:

In 2019, financial income decreased by 27%. The main variations were in the accounts of:

••67% drop in interest, commission and fees revenue, mainly due to the accounting of the agreement with Eletropaulo in the amount of R$ 1,064 million in 2018;

•Active exchange rate variations, with a record of R$ 4,151 million in 2018 and R$ 2,662 million in 2019. This variation was partially offset by the passive exchange rate variation, resulting in a positive net exchange rate variation of R$ 249 million;

Partially offset by:

•Adjustment to fair value, with revenue recording of R$ 368 million in 2019, and a net expense in 2018 due to the remeasurement at fair value of the RBSE asset considering the Update of the “Ke” remuneration portion as of July 2017 by the transmission regulatory WACC and IPCA until the measurement date; the change of the discount rate close to the NTN-B from 4.6% in December 2018 to a rate close to the regulatory remuneration of 6.4%; and the beginning of receipt in June 2021 for the term of Ordinance 120, until June 2025.

financial EXPENSE:

In 2019, financial expenses decreased by 16%, from R$ 10,446 million in 2018 to R$ 8,740 million in 2019. The main variations occurred in the accounts of:

•Adjustment at fair value, with an expense record of R$ 921 million in 2018, and a financial revenue in 2019, due to the remeasurement at fair value of the RBSE asset considering the Update of the “Ke” remuneration portion as of July 2017 by the regulatory transmission WACC and IPCA until the measurement date; the change of the discount rate close to the NTN-B from 4.6% in December 2018 to a rate close to the regulatory remuneration of 6.4%; and the beginning of receipt in June 2021 for the term of Ordinance 120, until June 2025.

• Passive exchange variations, with a record of R$ 4,364 million in 2018 and R$ 2,627 million in 2019. This variation was more than offset by the active exchange variation;

Partially offset by:

••Debt charges, which increased by R$ 567 million, mainly due to charges for the new debentures issued by Holding and, in the subsidiary Eletronuclear, due to the disqualification of the UTN Angra 3 project for capitalization of interest due to non-resumption the plant's work;

HIGHLIGHTS IN THE ANALYSIS OF THE VARIATION 4Q18X4T19

OPERATING INCOME

MARKETLETTER 4Q2019 | 13
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 12: GENERATION REVENUE

Operating Revenue - Generation	4Q19	4Q18%
Generation Revenues
Energy supply to distribution companies	4,209	3,946	6.7
Supply	570	584	-2.4
CCEE	367	163	125.8
Operation and Maintenance Revenue - Plants Renovated by Law 12.783 / 2013	940	1,082	-13.2
Construction Revenue	24	4	508.6
Transfer Itaipu	187	185	1.2
Generation Revenue	6,297	5,964	5.6
Non-recurring events
(-) Construction Generation	-24	-262	-90.8
Recurring Generation Revenue	6,273	5,702	10.0

Analysis of variation 4Q18X4Q19

Energy supply to distribution companies

•        Increase in revenue of the subsidiary Amazonas GT (+ R$ 664 million) related to the revenues of independent producers PIES and four gas plants that were received from Amazonas Distribuidora after the unbundling occurred in December 2018 and the supply of CCEAR by Amazonas GT (Mauá 3);

•        At the subsidiary Eletronuclear (+ R$ 67 million) due to the 2.8% increase in the Fixed Revenue of the Angra 1 and 2 Plants (R$ 92.9 million / year) according to ANEEL Approval Resolution No. 2,509 / 2018, which represents a R$ 23.2 million positive effect in the quarter; There was also an increase in the excess portion of energy in the period by R$ 43.8 million (R$ 14.0 million in 2018 / R$ 57.8 million in 2019), which highlights the fact that there was a scheduled shutdown during o 4Q18, of 40 (forty) days for maintenance and exchange of nuclear fuel at the Angra 1 plant (1P24), which took place between 10/27 to 12/05/2018; In terms of the physical quantity of energy produced at the Angra 1 and 2 plants, there was an improvement in performance in the period, with an increase of 551.7 thousand MWh in the compared period, with an increase of 15.9% (3.477 million MWh between October to Dec / 2018 compared to 4.028 million MWh between Oct and Dec / 2019)

•        At subsidiary Eletronorte (-R$ 271 million) due to the 21.91% drop in sales to energy traders due to the 24.29% reduction in the volume contracted at ACL (4Q18: 2,491 MWm x 4Q19: 1,886 MWm); there was also a reduction in the average price billed in the ACL by 12% (4Q18: R$ 204.25 / MWh x 4Q19: R$ 180.38 / MWh). On the other hand, there was an increase of 8.92% in ACR revenue due to an increase of 17.13% in the amount of energy sold; partially offset by the 6.87% drop in the average price (4Q18: R$ 266 / MWh x 4Q19: R$ 248 / MWh

Supply

•        At the subsidiary Chesf (-R$ 48 million) due to the reduction of approximately 140 average MW in the consumption of industrial customers reached by Law 13,182/2015 (related in particular to UHE Sobradinho), due to a problem at the plant an industrial consumer in the state of Alagoas and a maintenance stop for an industrial consumer in Bahia in September / 2019; The occurrence of these facts resulted in an average price of R$ 136 / MWh, as well as contributing to the increase in revenue in the "Short-term Electricity" account.

•        At the subsidiary Eletronorte (+ R$ 19 million) due to the increase in the contracted volume by 1.57% (4Q18: 889 MWm x 4Q19: 903 MWm) and the average price increase of 7.51% (4Q18 : R$ 105.85 MWh x 2019: R$ 113.80 MWh).

CCEE

•        At subsidiary Chesf (+ R$ 161 million), termination of supply contracts in 4Q18 (about 80 average MW), whose energy was not re-contracted in 2019 (lack of contracting reflected in the negative variation in the supply item); reduction in the purchase ballast of ESBR by about 40 average MW in 4Q18 (reduction reflected in the "Energy Purchased for Resale" account); (iii) reduction of 140 average MW in industrial consumption (Law 13,182/2015), as justified in the "Supply" item, releasing this energy for the short term. These factors even offset the reduction in the price of settled energy, which reached an average value of R$ 207MWh in 4Q19, against the amount of R$ 493 / MWh in the same period of 2018.

MARKETLETTER 4Q2019 | 14
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

•        At subsidiary CGTEE (+ R$ 70 million), mainly due to the resumption of the generation capacity of the post-overhaul plant with the sale of 136 Mw / average at an average price of R$ 268 in 2019.

•        At the subsidiary Amazonas GT (-R$ 45 million), as in 4Q18, the company earned revenue from the sale of energy in the MCP, from the average generation of the TPP`s Aparecida and Mauá Bloco 3. This did not happen in the same 2019 period;

Operation and Maintenance Revenue - Plants Renovated by Law 12.783/2013

•        (-R$ 143 million) due to the recognition of the value of GAG retroactive improvement in 4Q18 (-R$ 258 million), partially offset by the revision in the methodology for calculating GAGs for the 2018-2019 cycle. Excluding the effect of retroactive accounting, we would have a revenue growth of R$ 116 million (14%).

Construction Revenue

•        Lower level of investment made in 2019, but with no effect on results as it has an equivalent value in construction expenses.

Transfer Itaipu

•        Variation of the tariff on which the monetary restatement calculated based on the American price indices Commercial Price and Industrial goods, and also due to the recognition of the interministerial decree 04/2018 of the MME and Ministry of Finance that determines the revenue of Itaipu.

TablE 13: TRANSMISSION REVENUE

Transmission Operating Revenue	4Q19	4Q18%
Transmission Revenues	2,384	2,151	10.8
O&M Revenue - Renewed Lines Law 12.783 / 13	744	821	-9.4
O&M Revenue - Exploration Regime	201	246	-18,3
Construction Revenue	113	95	18,7
RBSE - Lines renewed by Law 12.783 / 13	1,114	966	15,3
Contractual Revenue - Transmission	211	22	839.6
Non-recurring events
	0	0	-
Recurring Transmission Operating Revenue	2,384	2,151	10.8

O&M Revenue - Renewed Lines Law 12.783/13

•        Chesf (-R$ 115 million) mainly due to the decrease in items related to the receipt of MP 579 resulting from the tariff revisions between the resolution of the 2018/2019 cycle and the resolution of the current cycle 2,565 / 19, such as: anticipation apportionment revenue and adjustment portion. The other effects can be attributed to the determination by IFRS15 of the undertakings associated with authoritative resolutions of CC 061/2001 and the projection of the new receipt flow in accordance with the approval resolution published in July/2019 in the approximate amount of R$ 69 million.

•        Partially compensatedby the readjustment of the RAP approved for the 2019/2020 cycle (Homologatory Resolution 2565/19) referring to the 2019-2020 tariff cycle.

MARKETLETTER 4Q2019 | 15
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

O&M Revenue - Exploration Regime

•        At subsidiary Amazonas GT (-R$ 32 million), due to a non-recurring accounting adjustment of approximately R$ 35 million in 4Q18. Disregarding the effects of the adjustments, the accounts would have a variation of 72% between periods, being R$ 6.2 million in 4Q19 and R$ 3.6 million in 4Q18

•        In the subsidiary Chesf (-R$ 14 million), due to the adjustments of the Variable Portion and other Adjustment Installments and the effects of the application of IFRS 15 on non-renewed contracts.

Construction Revenue

•        The variation is mainly due to the higher volume of investments compared to the previous year, especially Chesf (+ R$ 43 million)

RBSE - Lines renewed by Law 12.783 / 13

•        At subsidiary furnas (+R$ 108 million): annual adjustment of RAP by approximately 3.5% and of Variations in Variable Portion, representing an increase of approximately 9%, in addition to the variation in IPCA which was 0.39% and that of 4Q19 was 1.76%.

Contractual Revenue - Transmission

•        In the subsidiary Chesf (+ R$ 25 million) due to the higher registration of the remuneration on the concession asset due to the entry of new projects during the year of 2019, with emphasis on the authorization of the contract 61.

•        In the subsidiary Amazonas GT (+ R$ 38 million), variation is mainly due to reversal in 4T18 R$ 42 million related to financial income of the year 2018.

TABLE 14: OTHER OPERATING REVENUE

Operating Income	4Q19	4Q18%
Others Revenues	241	423	-43
Non-recurring events
(-) Procel retroactive chargeback	80	0	-
Others Revenues recurring	321	423	-24

Others Revenues

•        Holding (-R$ 87 million) due to a reversal of the procel value of R$ 74 million.

•        In the subsidiary Furnas (-R$ 46 million) due to the allocation of actuarial gain (+ R$ 10 million), and the effect of the Santo Antônio stake increase in 4Q18 (R$ 34 million) without a correspondent in 4Q19;

OPERATIONAL COSTS

TABLE 15: OPERATIONAL COSTS

Operational Costs	4Q19	4Q18%
Energy purchased for resale	-669	-211	217.3
Charges on use of the electricity grid	-361	-271	33.0
Fuel for production electric power	-640	-385	66.2
Construction	-375	-477	-21.3
Total Operating Costs	-2,046	-1,345	52.2
(-) Generation Construction / Nuclear Retroactive Cusd	24	4	508.6
Total Recurring Operating Costs	-2,022	-1,341	50.8

MARKETLETTER 4Q2019 | 16
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Analysis of variation 4Q18X4Q19

Energy purchased for resale

•        At the subsidiary Amazonas GT (+ R$ 426 million), impacted mainly by the reversal effect of the Leasing, around R$ 410 million in 4Q18 and R$ 107 million in 4Q19. Disregarding this impact, the variation would have been around R$ 27 million due to the increase in energy purchases to supply the dispatch below the TPP Aparecida agreement.

•        At subsidiary Furnas (+ R$ 90 million) influenced by the increase in amounts settled as debt in the short-term market in 2019, which resulted in an increase of approximately R$ 53 million in this item. This fact is mainly due to the worsening in the GSF (62% x 73%) linked to the increase in PLD (295.23 x 199.08 R$ / MWh), on average, between the months of October and November 2019 in relation to 2018. There was also an adjustment of contract prices, representing an increase of approximately R$ 17 million and an increase of the contracted amount by  R$ 9 million and the consolidation of Brasil Ventos with an impact of R$ 14 million;

•        At subsidiary Eletronorte (+ R$ 75 million), mainly because, in 2018, there was a reversal of R$ 49 million in energy purchases. In addition, in 2018, the purchase was booked at CCEE, in the amount of R$ 76 million and R$ 117.6 million in 2019, as well as, in 2019, the purchase of Sinop energy of R$ 1 million, due the energy purchase contract of 2.83 MW average effective from 2019.Fuel for production electric power

Fuel for production electric power

•        Due to the assumption of the gas contract entered into with Petrobras, by Amazonas GT (+ R$ 52 million), as a result of the unbundling and privatization of Amazonas Distribuidora.

Construction

•        Chesf (+R$ 114 million), due to lower investments compared to the previous year;

•        In Furnas (-R$ 25 million), especially to investments in the transmission system and renewed plants, being more relevant in the Funil plant, plus the effect of the reduction due to the write-off of fixed assets that occurred in contract 062

OPERATIONAL EXPENSES

TABLE 16: PERSONNEL, MATERIAL, SERVICES AND OTHER

Operational expenses	4Q19	4Q18%
Personal	-2,172	-1,447	50.1
Material	-91	-83	9.6
Services	-597	-662	-9.8
Others	-593	-390	52.5
PMSO total	-3,453	-2,582	34
Non-recurring events
(-) PDC	524	86	507
(-) Outsourced Furnas / Inepar / Caducidade Concessões / Independent Research.	492	9	5.671
PMSO Recorrente	-2,437	-2.487	-2,0

MARKETLETTER 4Q2019 | 17
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Analysis of variation 4Q18X4Q19

Personal

•        Increase due to expenses non-recurring with PDC (R$ 524 million in 4Q19 against R$ 86 million in 4Q18) and the greater reversal of PLR provision in 4Q18 (R$ 254 million reversal in 4Q18 against R$ 96 million reversion in 4Q19). These movements offset the reduction of personnel costs due to the cost containment policy established by the Company, with PDC, dangerousness and overtime.

Material

•        At CGTEE (+ R$ 17 million), due to the higher consumption of lime to compensate for the difficulties presented in burning coal, due to the fact that coal is presenting higher average sulfur levels in 2019 (representing 70% of total expenditure in Materials in the period). Thus, it is necessary to use higher consumption of virgin lime production input. However, in 2020, the coal processing plant is expected to start operating, which will reduce the sulfur content of coal by 25%, as predicted;

•        At Eletronuclear (-R$ 9 million) mainly, because, in 4Q2018, there was a scheduled shutdown of 40 (forty) days for maintenance and exchange of nuclear fuel at the Angra 1 plant (1P24), which took place between 27.10 to 05.12 .2018. During the execution of these activities, there is a large use of applied materials (R$ 15.9 million in 4Q2018). In 4Q2019, there was only an expense of R$ 2.8 million with pre-shutdown activities for the Angra 1 plant (1P25), to be carried out only at the beginning of 1Q2020; ii) it is attributed to the nominal increase in the amount of R$ 3.8 million, between the compared periods, the other non-seasonal and non-routine activities of maintenance of the plants.

•        At Amazonas GT (+ R$ 16 million) mainly due to the Maintenance contract (O&M) of UTE Mauá 3.

 Services

•        At the subsidiary Eletronuclear, (-R$ 41 million) mainly, because, in 2018, the maintenance stoppage of Angra 1 (1P24) occurred in 4Q18 with expenses of R$ 46.5 million, with no activity record equivalent in 4Q2019; There was also a nominal increase of R$ 13.4 million, representing an increase of 15.3% in this item, justified by the average inflationary adjustments in contracts (variation of 4.3% - IPCA / 12 months) and higher average exchange rate (USD) in the period (variation of 8.1%); offset by the effect of IFRS16 in 4Q19 not in 4Q18 in the amount of R$ 5.7 million.

•        At the subsidiary Amazonas GT (+ R$ 16 million) mainly due to the Maintenance contract (O&M) of UTE Mauá 3.

Others

•        At subsidiary Furnas (+ R$ 269 million), mainly due to the payment of the indemnity of the outsourced court agreement in the amount of R$ 321 million in November 2019, which was already provisioned in 3Q19 and, therefore, was offset by reversal of the provision in an amount higher than expenses in the account of others, with a positive final impact on the quarter's results. In addition, in 4Q19, 3 installments related to the agreement between Furnas and Inepar were launched, totaling approximately R$ 12 million.

Depreciation and amortization

There is no relevant variation.

TablE 17: OPERATING PROVISIONS

Operating Provisions	4T19	4T18%
Operational provisions / reversals	1,115	8,875	-108

Non-recurring provisions / reversals
Contingencies	-718	1,201	-160
PCLD RGR Third Party Reversal / Credit Loss Estimate (CPC 48)	-707	-4	16.453
Onerous Contracts	-164	751	-122
Provision / reversal for investment losses	286	769	-63
Provision for Losses on Investments classified as held for sale	0	-554	-100
Impairment of long-term assets	122	6,981	-98
Expiry of the concession	362	0	-
Provision for Indemnification for Third Parties Furnas	354	0	-
ANEEL provision - CCC (b)	1,729	0	-
TFRH	0	0	-
Non-recurring provisions / reversals	1,265	9,144	-86

Recurring provisions / reversals
Garanties	12	20	-40
PCLD (excluding PCLD RGR / prospective credit loss estimate (CPC 48))	69	51	37
Others	-231	-339	-32
Recurring provisions / reversals	-150	-269	-44

MARKETLETTER 4Q2019 | 18
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

The positive values in the table above mean reversal of provision.

The variation is mainly explained by:

•        Provision for Contingencies in the amount of R$ 718 million, of which R$ 326 million refer to Compulsory Loan processes;

•        Reallocation to “Discontinued Operations” of the Aneel CCC Provision in the amount of R$ 1,729 million, meaning a reversal of the provision of this amount in “continued operations” in 4Q19 and a constitution in the same amount in “discontinued operations”.

•        Reversal of the Provision related to the Termination of Outsourced Companies in Furnas in the amount of R$ 354 million, due to the effectiveness of the termination, burdening the “others” account in the amount of R$ 321 million.

•        PCLD of R$ 621 million related to the financing agreement with the distributor Amazonas Energia, which is in default of approximately R$ 186 million. The additional amount of R$ 435 million is a prospective risk analysis of the Company in the light of CPC 48 and was treated as non-recurring, for management purposes.

SHAREHOLDINGS

TABLE 18: SHAREHOLDINGS

Shareholdings	4Q19	4Q18%
Shareholdings	461	161	187,4

Variation

Shareholdings / Other Income and Expenses

•        Improvement in the equity result of SPE ESBR Jirau (+ R$ 326 million) due to the reversal of the impairment provision in 4Q19 of R$ 748 million and improvement in the equity result of SPE Madeira (+ R$ 220 million) due the reduction of costs with energy purchased for resale and debt renegotiation. These movements were partially offset by the reduction in the results of Norte Energia (-R$ 135 million) and colligate companies.

MARKETLETTER 4Q2019 | 19
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

FINANCIAL RESULT

TABLE 19: FINANCIAL INCOME AND EXPENSES

Financial Result	4Q19	4Q18%
Financial Income	390	2,332	-83
Interest, commission and fee income	74	520	-85,7
Income from financial investments	144	120	20,1
Additional moratorium on electricity	58	62	-6,7
Active monetary updates	0	139	-100,0
Exchange rate variations	418	243	72,0
Fair value adjustment	0	1,143	-100,
Derivative gains	0	-41	-100
Other Financial Income	-305	145	-309
Financial Expenses	-1,699	-1,600	6
Debt charges	-593	-826	-28,3
Leasing charges	-84	-309	-72,6
Charges on shareholder resources	-60	-65	-7,5
Passive monetary updates	422	-148	-385
Passive exchange variations	-447	-242	84,6
Fair value adjustment	-1,258	0	-
Derivative losses	10	-57	-118,2
Other financial expenses	311	48	551,0
Financial Result	-1,310	731	-279
Non-recurring adjustments
(-) Monetary update. emp. Compulsory / Emp Revenue Distributors	-35	426	-8,9
Recurring Financial Result	-1,344	1,157	-216

Financial income:

In 4Q19, financial income decreased by 83%, from R$ 2,232 million in 4Q18 to R$ 390 million in 4Q19. The main variations were in the accounts of:

•        Adjustment to fair value in the net amount of revenue R$ 1,143 million and a financial expense in the 4Q19 in the financial revenue. The variation is due to the remeasurement at fair value of the RBSE asset considering the Update of the “Ke” remuneration portion as of July 2017 by the WACC regulatory of the transmission and IPCA until the measurement date; the change of the discount rate close to the NTN-B from 4.6% in December 2018 to a rate close to the regulatory remuneration of 6.4%; and the beginning of receipt in June 2021 for the term of Ordinance 120, until June 2025. If we consider the effects on financial expense of adjustment to value.

•        86% drop in interest income, influenced by the reduction in the rate of indexers (Selic, CDI).

Financial Expenses:

In 4Q19, financial expenses increased by 46%%, from R$ 1,600 million in 4Q18 to R$ 1,699 million in 4Q19. The main variations occurred in the accounts of:

•        Adjustment to fair value, with a negtive record of R$ 1,258 million in 4Q19 and a financial revenue in the 4Q18, due to the reasons explained above.

•        Reduction in debt charges of 28%, mainly due to the reduction in the rate of indexers (Selic, CDI).

MARKETLETTER 4Q2019 | 20
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.2 EBITDA ConsolidaTED

TABLE 20: EBITDA DETAIL

EBITDA	2019	2018	%	4Q19	4Q18	(%)
Net Profit (Loss) for the Year	10,744	13,348	-20%	3,120	13,752	-77%
Net Tax Losses from Discontinued Operation	3,285	-99	-3411%	-1,752	1,903	-192%
Result of the Exercise	7,459	13,447	-45%	4,872	11,849	-59%
+ Provision for Income Tax and Social Contribution	-1,090	2,484	-144%	-3,473	693	-601%
+ Financial Result	2,081	1,375	51%	1,310	-731	-279%
+ Amortization and Depreciation	1,807	1,702	6%	496	433	14%
= EBITDA	10,257	19,007	-46%	3,204	12,243	-74%
ADJUSTMENTS NON-RECURRING EVENTS
GAG 3Q18 Retroactive Improvement	0	0	0%	0	-258	-100%
Other Income and Expenses	-25	0	-	213	0	-
Retroactive: Procel / CUSD Nuclear	0	99	-100%	80	0	-
PAE/PDC	681	379	80%	524	86	507%
Investigation / Consultancy / Tractebel and Broad Indemnification / EUST Livramento / Concession expiry / Outsourced	792	94	741%	492	9	5671%
Contingencies	1,757	1,820	-3%	718	-1,201	-160%
PCLD RGR owed by third parties /prospective credit loss estimate (CPC 48)	435	11	67%	707	4	16453%
Onerous Contracts	-179	-1,354	-2%	164	-751	-122%
Provision / (reversal) for investment losses	-334	-340	-100%	-286	-769	-63%
Provision for Losses on Investments classified as held for sale	0	554	-98%	0	554	-100%
Impairment of long-term assets	-122	-6,546	-98%	-122	-6,981	-98%
Expiry of the concession	0	0	-	-362	0	-
Provision for Third Party Indemnity	0	0	-	-354	0	-
ANEEL Provision - CCC	-53	0	-	-1,729	0	-
TFRH	0	-1,184	-	0	0	-
= EBITDA RECURRENT	13,210	12,540	5,3%	3,248	2,935	10.7%

.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

EBITDA	2018 Restated	2018
Net Profit (Loss) for the Year	13,348	13,348
Net Tax Losses from Discontinued Operation	-99	-1,879
Result of the Exercise	13,447	15,227
+ Provision for Income Tax and Social Contribution	2,484	2,484
+ Financial Result	1,375	578
+ Amortization and Depreciation	1,702	1,702
= EBITDA	19,007	19,990
NON RECURRING ADJUSTMENTES
GAG 3Q18 Retroactive Improvement	0	-
Other Income and Expenses	0	-
Retroactive: Procel / CUSD Nuclear	99	99
PAE/PDC	379	370
Investigation / Consultancy / Tractebel and Broad Indemnification / EUST Livramento / Concession expiry / Outsourced	94	54
Contingencies	1,820	1,820
PCLD RGR owed by third parties /prospective credit loss estimate (CPC 48)	11	-
Onerous Contracts	-1,354	-1,354
Provision / (reversal) for investment losses	-340	-340
Provision for Losses on Investments classified as held for sale	554	554
Impairment of long-term assets	-6,546	-6,546
Expiry of the concession	0	-
Provisão Indenização Terceirizados	0	-
ANEEL Provision - CCC	0	1,187
TFRH	-1,184	-1,184
Effect on Disposal of interest	-	-2,967
Effects of Basic Network of the Existing System (RBSE)	-	-3,227
= RECURRING EBITDA [1]	12,540	8,456

ince 2Q19, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12,783 / 2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. The adjusted 2018 Ebitda considers this adjustment of RBSE revenue to compare 2018 recurring EBITDA, for comparative purposes, and also the mandatory effects of IFRS 9 and 15, as explained in 4 of our financial statements. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated the relevant effects of financial income, expenses, PL reversals and allowances for loan losses as non-recurring. prospects of loans contracted with them before or as a result of the privatization process, which significantly affected the company's result in 2019, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowance for loan losses of distributors. These recurring adjustments related to the distributors, adjusted the recurring EBITDA 2019 by R$ 435 million.

The adjustments made to the pro forma Ebitda refer to non-recurring events or events that are expected to be dealt with under the PDNG 2019-2023. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of use of electricity by the consumer, competitive conditions, payments related to our receivables, changes in the levels of rain and water in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the United States Securities and Exchange Commission, which may change these estimates and expectations of Management. Thus, the future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information contained herein.

MARKETLETTER 4Q2019 | 22
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.3   CONSOLIDATED RESULT BY SEGMENT OF CONTINUED OPERATIONS:

TablE 21: FINANCIAL STATEMENT BY SEGMENT (EXPLANATORY NOTE 44 FROM THE DF) – R$ MIL

12/31/2019
FS by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	194,692	19,833,995	8,756,808	-1,059,968	27,725,527
Operating Costs and Expenses	-3,715,341	-13,221,471	-5,426,796	1,922,265	-20,441,343
Operating Income Before Financial Result	-3,520,649	6,612,524	3,330,012	862,297	7,284,184
Financial Result	-253,165	-1,604,727	-223,134	0	-2,081,026
Result of Equity Interests	1,140,733	0	0	0	1,140,733
Other income and expenses	24,715	0	0	0	24,715
Income tax and social contribution	-113,668	-79,007	1,282,937	0	1,090,262
Lucro Líquido (prejuízo) do período	-2,722,034	4,928,790	4,389,815	862,297	7,458,868

12/31//2018
DRE by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	261,355	17,433,979	11,476,605	-1,106,103	25,772,305
Operating Costs and Expenses	-2,439,281	-3,890,206	-7,840,609	1,106,103	-11,039,284
Operating Income Before Financial Result	-2,177,926	13,543,773	3,635,996	0	14,733,021
Financial Result	2,166,025	-1,769,920	-1,875,007	0	-1,374,631
Result of Equity Interests	1,384,850	0	0	0	1,384,850
Effect on the sale of equity interests	0	0	0	0	0
Income tax and social contribution	-853,448	-1,210,107	-602,303	0	-2,483,718
Lucro Líquido (prejuízo) do período	519,501	10,563,746	1,158,686	0	12,259,522

I.3.1. INDEBTEDNESS AND RECEIVABLES

TABLE 22: GROSS DEBT AND NET DEBT

09/30/2019
Gross Debt - R$ million	47,900
(-) Transfer RGR to CCEE[1]	1,118
Recurring Gross Debt	46,781
(-) (Cash and cash equivalents + marketable securities)	10,762
(-) Financing Receivable	14,277
(+) RGR to receive RGR transfer to CCEE	1,118
(-) Net balance of Itaipu Financial Assets	1,820
Net debt	21,041

1 See Notes 9.1 and 19 (third party debts, Eletrobras being a mere manager).

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 23: FINANCING PORTFOLIO PAYABLE

	Parent Company				Consolidated
	12.31.2019		12.31.2018		12.31.2019		12.31.2018
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	7,571,970	27%	11,284,562	41%	7,571,970	18,05%	11,284,562	21%
USD with Libor	433,525	2%	697,811	3%	799,128	1,91%	1,078,643	2%
EURO	235,354	1%	244,708	1%	235,353	0,56%	244,708	0%
IENE	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Subtotal	8,240,849	29%	12,227,081	44%	8,606,451	20,52%	12,607,913	23%

Domestic currency
CDI	4,033,270	14%	5,092,010	18%	8,698,416	20,74%	10,649,257	20%
IPCA	-	-	-	-	73,481	0,18%	189,649	0%
TJLP	-	-	-	-	6,232,878	14,86%	6,515,226	12%
SELIC	11,687,266	-	4,512,909	0%	8,594,909	20,49%	13,278,510	24%
Others	713,649	-	-	-	2,464,900	5,88%	3,621,176	7%
Subtotal	16,434,186	58%	9,604,920	35%	26,064,585	62,15%	34,253,819	63%

Not indexed	3,599,238	13%	5,802,847	21%	7,269,279	17,33%	7,511,066	14%

TOTAL	28,274,273	100%	27,634,848	100%	41,940,316	100%	54,372,798	100%

The nominal weighted average cost of debt at the end of the third quarter of 2019 was 5.57% (6.59% in 4Q18).

TABLE 24: DEBT MATURITY SCHEDULE, EXCLUDING RGR DUE TO THIRD PARTIES (FOR WHICH ELETROBRAS IS A MERGE MANAGER) AND INCLUDING HOLDING AND SUBSIDIARIES 'DEBENTURES:

	2020	2021	2022	2023	2024	2025	After 2025	Total (R$ million)
Parent Company	7,361	12,923	6,439	4,085	5,686	1,316	10,090	47,900
(-) RGR CCEE	285	69	31	16	6	2	692	1,101
Total Consolidated	7,076	12,854	6,407	4,069	5,680	1,314	9,398	46,798

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Ratings

TABLE 25: Ratings

Agency	National Classification / Perspective	Last Report
Moody’s BCA	“B1”: / Positiva“	09/18/2019
Moody’s Senior Unsecured Debt	“Ba3”: / Positiva	09/18/2019
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Estável	06/12/2019
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Estável	06/12/2019
Fitch - Senior Unsecured Debt Rating	“BB-“	06/12/2019
S&P LT Local Currency	“brAAA”	01/07/2020
S&P - Senior Unsecured	"BB-"	01/07/2020
S&P LT Foreign Currency	“BB“ / Estável”	01/07/2020

*CreditWatch

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

FINANCING AND LOANS GRANTED (RECEIVABLE)

The financing and loans granted are made with the Company's own resources and external resources raised through international development agencies, financial institutions and resulting from the launch of securities in the national and international financial market.

All financing and loans granted are supported by formal contracts signed with the borrowers. The receipts of these amounts, for the most part, are foreseen in monthly installments, amortizable over an average term of 10 years, with the average interest rate, weighted by the portfolio balance, of 6.75% per year.

The parent company has a loan with Itaipu with an exchange adjustment clause that represents 41% of the total consolidated portfolio (30% on December 31, 2018). The other financings and loans provide for updating based on indexes that represent the level of domestic prices in Brazil and reach 59% of the balance of the consolidated portfolio (70% on December 31, 2018).

The parent company has a loan with Amazonas Distribuidora de Energia in the amount of R$ 3.9 billion, which substantially represents non-capitalized receivables in the process of disposal of corporate control. These contracts were renegotiated with a grace period of up to 3 years for amortization of the principal, during this grace period only interest is received. In addition, the renegotiation considered the period of 18 months for the presentation of real guarantees, which must be previously assessed and approved by Eletrobras' Management.

In addition to the aforementioned financing, Eletrobras, until April 30, 2017, was responsible for the management of the Global Reversion Reserve (RGR), a sectorial fund, having been responsible for granting financing, with the use of these resources, for the implementation of several sectoral programs. As of May 2017, with the enactment of Law 13.360/2016, CCEE took over this activity. However, there are still financing carried out before this date, due by third parties, managed by Eletrobras.

According to Decree 9.022/2017, which regulates the aforementioned law, Eletrobras is not the guarantor of these operations taken by third parties, however, it is responsible for the contractual management of financing contracts with RGR resources signed until November 17, 2016, which must be transferred to the RGR, within a period of up to five days, counted from the date of the effective payment by the debtor agent.

RGR REPASS

With the sale process of the distributors completed, the transfer of the management of RGR resources to CCEE in accordance with Law 13.360/2016 and in line with the provisions of Decree No. 9.022/2017, as of June 2019, the Company revised the form to present the amounts raised and transferred to third parties, with funds from RGR, in order to more adequately present the resources under Eletrobras's responsibility for those loans and financing that do not constitute Eletrobras debt and should be paid off by third parties with RGR, being Eletrobras responsible only for the contractual management of these loans. Accordingly, the amounts as of December 31, 2019 referring to receivables from loans and financing granted with funds from RGR to third parties were segregated from other receivables from Eletrobras and have equivalent liabilities (see Note 22).

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 26: RECEIVABLE

	CONSOLIDATED
	12/31/2019
	CURRENT		PRINCIPAL
	Tx. Average	Valor	CURRENT	NON CURRENT
ITAIPU	7.04	0	2,585,639	3,258,085
ELETROPAULO	6.96	0	-	1,314,107
CEAL	7.28	8,711	98,237	1,457,776
AMAZONAS D	7.38	98,518	62,434	3,788,796
CEPISA	5.42	3,755	295,943	446,729
CERON	-	0	-	0
ELETROACRE	-	0	-	0
BOA VISTA	5.49	316	21,774	138,219
CELPA	5.96	320	671	5,245
EQUATORIAL MARANHÃ D	0.25	316	26,733	65,937
REPASSE RGR	5.00	183,802	170,517	746,842
OUTRAS	-	103,177	26,043	732
(-) PCLD	0.00	-182,986	(30,612)	-419,045
Total		215,929	3,257,379	10,803,423

In relation to provision for doubtful settlement (PCLD), it refers mainly to the contract with the distributor Amazonas Energia, which is in default of approximately R$ 180 million. The additional amount of R$ 25 million is a prospective risk analysis of the Company in the light of CPC 48.

TABLE 27: CCC CREDITS ASSIGNED TO ELETROBRAS BY PRIVATE DISTRIBUTORS

In the privatization process of the distributors, CCC credits were assigned, which are still being analyzed and inspected by Aneel. These credits are activated in the Company's Financial Statements, of 12/31/2019, in two accounts, which are the Right to Reimbursement and Financing Receivable, according to Notes 9 and 12 of 4Q19.

Below we detail the credits, for which provisions were made as technical notes were issued by Aneel glossing part of the amounts.

Note 12 - Right to Reimbursement

Registered Net Assets

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under analysis Aneel + "inefficiency	1,942,678	2,712,940	253,605	169,112	5,078,335
Current Rights	-	220,579	57,915	26,006	304,500
Total (a)	1,942,678	2,933,519	311,519	195,118	5,382,834

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Note 9 - Loan and Financing: related to loan due by Amazonas Energia since it received current credit assigned to Eletrobras

R$ thousand

	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (b)	442,366				442,366

Total Credits Granted

R$ thousand

	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Assigned credits updated to 12/31/2019 (1)	4,667,081	4,215,138	323,331	300,717	9,506,267
(-) total provision until Dec / 19	- 2,282,037	- 1,281,619	- 11,812	- 105,599	- 3,681,066
Net Credit (2)	2,385,044	2,933,519	311,519	195,118	5,825,200

(1) Credits updated until 12/31/2019, by IPCA, from the transfer of control of each distribution company.

(2) Credits updated until 12/31/2019, by IPCA, based on the taxable event, with the exception of the portion of economic-energy inefficiency (R$ 2.43 billion) assigned by Amazonas Energia and Boa Vista Energia, which are updated by SELIC.

The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board, on March 10, 2020, (i) the right to receive credits from the Fuel Consumption Account - CCC to Centrais Elétricas de Rondônia (“Ceron” ), in the amount of R$ 1,904,055,165.07 (at July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process (“ First Inspection Period ”), credits assigned to Eletrobras on the occasion of the privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account - CCC to Companhia de Eletricidade do Acre (“Eletroacre”), in the amount of R$ 191,610,318.04 (at July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, credits also assigned to Eletrobras on the occasion of the privatization of said distributor. These amounts recognized by Aneel are in accordance with the amounts recorded in the Company's Financial Statements on December 31, 2019, for the First Inspection Period, with the existing difference attributed to the inflation adjustment by the IPCA, due to the difference in the base date considered. The other amounts assigned by Ceron and Eletroacre to Eletrobras and recorded in its Balance Sheet refer to claims that will still be submitted to Aneel's Board of Directors after the conclusion of the second inspection period in the second inspection period that covers the period from July 1, 2016 to April 30, 2017 (“Second Inspection Period”). After the end of the second inspection period, All Ceron and Eletroacre values, when approved, must be included in the budget of the CDE sectoral fund for payment.

All amounts activated as credits in the Right of Reimbursement referring to credits assigned by Amazonas Energia Distribuidora, are equivalent to the disallowances of the CCC resulting from the criteria of economic and energy efficiency, a right recognized by Law 13,299 / 2016, in the amount of R$ 1,357. 794,977.30 (historical value) and to be paid by the National Treasury. Eletrobras updated these values by the Selic until 12/31/2019.

Aneel has not yet completed the inspection processes for CCC reimbursements for the First and Second Period of Boa Vista Energia, also assigned to Eletrobras and recorded in the Financial Statements.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Receivables from RBSE – Transmission

Corresponds to the assets corresponding to the installations comprising the Basic Network existing on May 31, 2000, which are not depreciated and which, therefore, are due to the concessionaires that renewed their concessions under Law No. 12,783 / 2013. The asset was recognized considering the interpretation of Ordinance MME 120/2016 and ANEEL Technical Note No. 336/2016.

Due to the transfer of RBSE costs to consumers, the Brazilian Association of Large Industrial Free Energy Consumers - ABRACE, the Brazilian Technical Association of Automatic Glass Industries - ABIVIDRO, the Brazilian Association of Ferroalloys and Metallic Silicon Producers - ABRAFE, “Abrafe Action”, among others, filed a lawsuit, with an injunction request, against ANEEL and the Federal Union, questioning the indemnities to the broadcasters that previously renewed the concessions in 2013.

On April 10, 2017, a preliminary injunction was issued in favor of ABRACE in the context of the aforementioned legal process partially meeting ABRACE's claim that “ANEEL excludes the so-called“ remuneration ”portion of the Transmission System Use Tariff - TUST, calculated on the reversible assets, not yet amortized or depreciated, provided for in art. 15, § 2, of Law No. 12,783 / 2013, the amount of which should only be updated ”. This injunction was replicated in the vast majority of cases involving the subject.

In compliance with the preliminary injunctions, ANEEL recalculated a new RAP for the 2017-2018 tariff cycle, between July 1, 2017 and June 30, 2018. However, the exclusion of the portion subject to the injunction (the remuneration exceeding the WACC from January 2013 was extended to all users of the transmission system and not just to the claimants, due to the impracticality alleged by ANEEL to segregate the tariff components and the irreversibility of the effects caused, according to ANEEL Dispatch No. 1,779 of 20 June 2017.

It happens that, as of November 2019, sentences have been handed down in the actions that discuss RBSE in order to dismiss the actions brought as completely unfounded and revoke the injunctions granted, guaranteeing the broadcasters the full payment of the amount due, including remuneration, reason for which interactions are being carried out with Aneel, led by ABRATE, in the sense that the amounts will be received by the transmission companies as of the next tariff review. It is worth saying that there are still resources in the actions under review.

From an accounting point of view, with the initial adoption of IFRS 09, the RBSE component was measured at fair value through profit or loss, over the years 2018 and 2019, and Management identified that the measurement using mark-to-market by NTN- B resulted in great volatility in the result due to fluctuations in the NTN-B rate, detaching from the economic and financial reality of this asset and business model in which it foresees the maintenance of receipt of cash flows from this asset. When observing the detachment of the NTN-B rate and the realizable value of the regulatory economic scenario for this asset, the need to adjust the fair value measurement was identified, which is substantially reflected by the discount rate considered. Thus, the Company started to consider a discount rate close to the regulatory one for the measurement of this asset. With the revocation of the preliminary injunction, in November 2019, in favor of ABRACE, the Company understands that the amounts to be paid as RBSE should be recalculated, in order to include the portion provided for in article 1, third paragraph, of the Administrative Rule MME 120/2016, until then purged from Aneel of RAP that has been received by the Company.

In view of this scenario, Eletrobras reviewed the topic and changed its estimates considering the current legal and regulatory scenario. The estimated cash flow considering the Company's assumptions, specified below, is shown below:

	2020	2021	2022	2023	2024	2025	TOTAL
Financial portion	3,373	3,373	3,373	3,373	3,373	1,686	18,550
“Ke” portion	-	1,260	2,519	2,519	2,519	1,260	10,078
Total Financial Portion	3,373	4,632	5,892	5,892	5,892	2,946	28,627
	-	-	-	-	-	-	-
Economic Portion	2,982	2,982	2,982	1,907	833	417	12,102
	-	-	-	-	-	-	-
Total	6,354	7,614	8,874	7,800	6,725	3,363	40,730

MARKETLETTER 4Q2019 | 29
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Financial portion refers to the portion of remuneration (Ke) and unpaid depreciation since the extension of the concessions, on January 1, 2013 until June 30, 2017. Economic portion refers to the amounts of assets with residual values in the extension of these concessions.

Assumptions:

•        Update of the “Ke” remuneration installment as of July 2017 by the WACC regulatory of the transmission and IPCA until the measurement date;

•        Discount rate compatible with regulatory remuneration; and

•        "Ke" term considering the start of receipt / amortization from the 21/22 tariff cycle - start of receipt in June 2021 for the term of Ordinance 120, until June 2025.The table above is net of PIS / Cofins, but is not net of income tax.

Net flow of PIS / Cofins.

Below are the total receivables between 2017 and 2019:

	Furnas	Chesf	Eletronorte	Eletrosul	Total
Balance on December 31, 2017	19,680	10,869	5,545	2,145	38,238
Initial adoption adjustment IFRS 09	370	258	455	56	1,139
Updates - Financial Income	2,492	1,013	740	217	4,462
Measurement adjustment	-816	6	-125	13	-921
(Receivement)	-3,402	-1,856	-965	-418	-6,640
Balance on December 31, 2018	18,325	10,289	5,650	2,014	36,278

Balance on December 31, 2018	18,325	10,289	5,650	2,014	36,278
Updates - Financial Income	2,242	791	830	209	4,073
Measurement adjustment	222	485	-339	0	368
(Receivement)	-3,280	-1,830	-979	-342	-6,430
Balance on December 31, 2019	17,509	9,736	5,163	1,880	34,288

Current assets	3,642	1,726	1,052	201	6,620
Non-current assets	13,867	8,010	4,111	1,679	27,668

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.4. INVESTMENTS

TABLE 28: INVESTMENTS BY segment

(R$ million)

Investiment (Corporate + Partnerships)	Budged 2019	% 2019	Realized 2019
Generation	2,827	72%	2,049
Corporate Deployment	977	72%	703
Corporate Expansion	272	70%	190
Maintenance	925	53%	487
Expansion SPEs	654	102%	669
Transmission	2,516	42%	1,068
Corporate Deployment	12	24%	3
Expansion and Reinforcements and Improvements	1,399	49%	691
Maintenance	735	28%	203
Expansion SPEs	369	46%	171
Others*	362	58%	211
Total	5,705	58%	3,328

(1) Others: Research, Infrastructure, Environmental Quality

(2) * For more details on investments, by subsidiary or project, see annex 3 to this Investor Information.

Generation - The R$ 650 million investment in the Angra III nuclear power plant stands out for the maintenance of essential activities necessary for the preservation of civil works, the equipment already installed on the construction site and the equipment stocked in Eletronuclear warehouses. On the other hand, electromechanical assembly contracts were canceled; suspension of civil works contracts, temporary suspension of contracts frustrating the performance by approximately 27%.

Another highlight is the completion of the overhaul of the Candiota plant, where R$ 216 million was released, corresponding to 72% of the total budgeted in the Business Plan for this plant. The Casa Nova wind farm, owned by the subsidiary Chesf, faced problems with vandalism and with suppliers, which ended up having a negative impact on the resumption of work, resulting in a realization of R$ 31 million in the period, 41% of the budget.

A further R$ 265 million was invested in UHE Sinop; R$ 138 million at SPE ESBR, responsible for UHE Jirau; R$ 126 million in the Pindaí Wind Complexes, which had 35 of 55 wind turbines in operation. Partnership projects accounted for 80% of investments made through SPEs in 2019.

Transmission - Applications in Expansion and Reinforcements and Improvements corresponded to 77% of Corporate Investment. The frustrations were mainly due to problems with obtaining environmental licenses, delays and the absence of authorizations from AneelL. With regard to SPEs, the highlights are the investments of R$ 130 million in SPEs Mata de Santa Genebra and R$ 34 million in Transmissora Delmiro Gouveia, with the purchase, by Chesf, of 27.69% of the capital, thus assuming control of the company. Transnorte Energia stopped investing R$ 329 million due to the non-resumption of the works due to the absence of a license to install the enterprise that is in negotiations between SPE, Funai and Ibama.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.5. COMMERCIALIZATION

I.5.1.  ENERGY SOLD IN 4Q19 - GENERATORS - TWH

In terms of the evolution of the energy market, Eletrobras Companies, in 2019, sold 141 TWh of energy, against 152 TWh traded in the same period of the previous year, which represents a reduction of 7.4%. These volumes include the energy sold from the plants under the quota system, renewed by Law 12.783 / 2013, as well as by the plants under the exploration regime (ACL and ACR).

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.5.2. ENERGETIC BALANCE

Company	Contract / Auction	Type of Contract	2020	2021	2022	2023	2024	Updated Price R$ / MWh
Coverage			9,275	9,198	9,198	9,167	7.387
	Own resources		8,282	8,285	8,285	8.285	6.614
	Energy Purchase		993	913	913	882	773
Sales			5,991	5,256	4,800	4,657	4.347
Eletrobras Companies	Bilateral Contracts - ACL		3,761	3,161	2,705	2.568	2.259
Amazonas GT	CBR - OC 87495/2013 (Amazonas D)	Q	126	126	126	126	126	324.21
Amazonas GT	CCVEs (Amazonas D)	Q	305	305	305	305	305	770.97
Amazonas GT	CCVEs (Amazonas D - Sist. Isolados)	Q	8	8	8	8	8	1,334.80
Amazonas GT	20th New Energy Auction	D	484	484	484	484	484	232.39
Amazonas GT	CBR - OC 87497/2013 (Amazonas D)	D	145	145	145	145	145	232.39
CGTEE	1st New Energy Auction	D	227	227	227	227	227	247.31
Chesf	18th New Energy Auction	D	13	13	13	13	13	172.56
Eletronorte	18th Existing Energy Auction	Q	141	0	0	0	0	175.00
Eletronorte	22nd Existing Energy Auction	Q	0	6	6	0	0	167.31
Eletrosul	1st New Energy Auction	Q	37	37	37	37	37	228.30
Eletrosul	3rd New Energy Auction	Q	94	94	94	94	94	222.58
Eletrosul	5th New Energy Auction	Q	36	36	36	36	36	239.50
Eletrosul	2nd Reserve Energy Auction	Q	33	33	33	33	33	222.68
Eletrosul	17th New Energy Auction	D	13	13	13	13	13	172.85
Furnas	1st New Energy Auction	Q	322	322	322	322	322	232.70
Furnas	5th New Energy Auction	D	246	246	246	246	246	117.02
	Average Selling Price		214,39	216,00	218,27	219.36	222.86
	Average Purchase Price		222,17	227,09	227,09	229.12	230.21
Balance (Ballast - Sales)			3,284	3,942	4,398	4,510	3.040
Quota Systems (MWmed)			2020	2021	2022	2023	2024
Physical Guarantee Quotas for Hydroelectric Plants			7,451	7,451	7,451	7,451	7,451
Nuclear Energy Quotas			1,573	1,573	1,573	1,573	1,573

MARKETLETTER 4Q2019 | 33
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Comments:

(Q) Quantity; (D) Availability - Considers contracts signed up to 12/31/2019

For plants with availability contracts, this price does not represent the ICB, but the equivalent to the Annual Fixed Revenue divided by the amount of energy contracted.

Resources: for availability contracts it is equal to the contracted volume. For hydroelectric power plants quantity contracts, the estimated value of the Seasonal Physical Guarantee is deducted from estimated losses and own consumption.

2020 Seasonal Physical Guarantee Values replicated for other years.

Possible changes in the physical guarantee amounts of hydroelectric plants are not considered as a result of a revision of these values, scheduled for 2023 in accordance with current legislation.

It considers the end of the contracts for UHEs Mascarenhas de Moraes, in Jan / 2024, and UHE Tucuruí, in Aug / 2024 (the renewal of the concession is not being considered under a quota regime - still in definition).

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

II | Parent Company Result Analysis

In 4Q19, Eletrobras Holding posted a net profit of R$ 3,084 million, a 77% reduction compared to the net profit of R$ 13,703 million in 4Q18.

In 2019, Eletrobras Holding posted net income of R$ 10,697 million, a reduction of 19% compared to the net profit of R$ 13,262 million recorded in 2018.

This result of 2019 was decisively influenced by: (i) Profit of discontinued operations of R$ 3,285 million due to the privatization of the distribution companies started in 2018 and completed by 2T19, with the transfer of Amazonas D and Ceal; (ii) Income Shareholdings, of R$ 8,487 million, influenced mainly by the result of the subsidiaries; partially offset by (iii) Provisions for legal contingencies in the amount of (R$ 609 million), mainly due to provisions in the judicial processes of compulsory loan in the amount of (R$ 775 million). The following chart shows a comparison of the results of Eletrobras holding between 2018 and 2019.

The graph below shows a comparison of Eletrobras holding's results between 2018 and 2019.

 INCOME EVOLUTION - R$ MILLION

Note: The analysis of the results of each subsidiary can be found in the attachment.

MARKETLETTER 4Q2019 | 35
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

II.1  SHAREHOLDERS 'EQUITY

In 4Q19, the result of Equity Holdings positively impacted the Company's result by R$ 3,287 million, mainly due to the equity in results of investments in subsidiaries, in 4Q18 the result was R$ 5,558 million.
In 2019, the result of Equity Holdings positively impacted the Company's result by R$ 8,487 million, in 2018 the result was R$ 8,404 million.

II.2  PARENT COMPANY OPERATING PROVISIONS

In 4Q19, Operating Provisions had a positive impact on the Parent Company's result by R$ 1,106 million, compared to the provision of R$ 6,325 million in 4Q18. The constitution of 4Q19 is mainly explained by (i) the reversal of the provision for unsecured liabilities in the amount of R$ 408 million in 4Q19 and R$ 5,338 in 4Q18; and (ii) the reversal of the provision related to CCC credits assigned by Amazonas Energia Distribuidora in the privatization process in the amount of R$ 1,676 million, which was reclassified to discontinued operations in 4Q19, with no correspondent in 4Q18;

In 2019, the Operational Provisions negatively impacted the Parent Company's result by R$ 752 million, compared to the reversal of the provision of R$ 4,074 million in 2018. This constitution is mainly explained by the constitution of a compulsory loan in the amount of R$ 775 million in 2019 and R$ 1,319 million in 2018, (ii) by the Provision for Settlement of Doubtful Loans (PCLD) in the amount of R$ 356 million in 2019 against a reversal of R$ 81 million in 2018; and (iii) This movement was partially offset by the reversal of the provision for unsecured liabilities in the amount of R$ 219 million in 2019 and R$ 5,238 in 2018.

TABLE 30: OPERATING PROVISIONS (R$ MILLION)

Operating Provisions	Parent Company
	2019	2018 (Reclassified)	4Q19	4Q18 (Reclassified)
Guarantees	101	-38	12	20
Contingencies	-609	-932	-327	952
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	-356	81	-552	98
Overdraft liabilities in subsidiaries	219	5,238	408	5,338
Onerous Contracts	0	0	0	0
Investment Losses	7	-40	-6	276
Provision for losses on investments classified as held for sale	0	-276	0	-276
Impairment	0	0	0	0
ANEEL Provision - CCC	0	0	1,676	0
TFRH	0	0	0	0
Others	-114	40	-106	-82
	-752	4,074	1,106	6,325

MARKETLETTER 4Q2019 | 36
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TabLE 31: CHANGE PROVISION FOR LIABILITIES UNDERCOVERED

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2018	Other Comprehensive Results	Equity	AFAC capitalization (*)	Transfer to Investment	Balance on 12/31/2019
CGTEE	3,546	8	787	-4,674	334	0
Amazonas GT	338	1	-219	0	0	119
TOTAL PROVISION FOR DISCOVERED LIABILITIES	3,884	9	568	-4,674	334	119

II.3  FINANCIAL RESULT OF PARENT COMPANY

In 4Q19, the Financial Result had a positive impact on the Parent Company's result by R$ 526million in relation to the R$ 203 million in 4Q18, influenced by the update of the SELIC rate on compulsory loan lawsuits in the amount of R$ 108 million in 4Q19 and R$ 426 million in 4Q18.

In 2019, the Financial Result had a positive impact on the Parent Company's result by R$ 423 million, showing a reduction in relation to the positive financial result of 2018 of R$ 2,144 million, as shown below:

TABLE 32: FINANCIAL RESULT (R$ MILLION)

FINANCIAL RESULT	2019	2018	4Q19	4Q18
Financial income
Interest, commission and fee income	2,122	3,672	489	594
Income from financial investments	435	437	67	29
Additional moratorium on electricity	2	7	0	0
Monetary updates	706	209	460	18
Exchange variations	102	40	-59	-1
Other financial income	343	191	-144	41

Financial expenses
Debt charges	-2,041	-1,533	-450	-344
Leasing charges	-6	0	-1	0
Charges on shareholder resources	-231	-234	-50	-59
Other financial expenses	-1,009	-646	214	-75
	423	2,144	526	203

MARKETLETTER 4Q2019 | 37
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

III. General information

Eletrobras

P&D

Eletrobras Cepel

SHAREHOLDINGS

Eletrobras Eletropar

GENERATION

ITAIPU BINACIONAL

Eletrobras Eletronuclear

GENERATION AND TRANSMISSION

Eletrobras Furnas

Eletrobras Chesf

Eletrobras Eletronorte

Eletrobras CGT Eletrosul

Eletrobras Amazonas GT

136 SPEs

- 41 in sale process

- 25 in extinction process

-14 in the process of incorporation

- 62 estimated total in 2020

(1) The number of SPEs is taking into account the direct and indirect participation in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company, differently from the quantities considered in the tables of each company. In this total, 02 SPEs abroad are included. Of the 136 national and international SPEs, 40 are in the process of divestment; one SPE in the process of sale from Auction No. 01/2018; 39 SPEs in a competitive process of sale during 2019.

MARKETLETTER 4Q2019 | 38
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

SHARE CAPITAL

STRUCTURAL OF CAPITAL STOCK

Eletrobras' capital stock, on December 31, 2019, totaled R$ 31,305 billion, represented by 1,352,634,100 shares, of which 1,087,050,297 are common shares and 265,436,883 are preferred shares.

On November 14, 2019, the capital increase operation was approved via the Shareholders' Meeting (175th AGE), with the issuance of new class “B” common and preferred shares, in the minimum amount of R$ 4,054,016,419.37 subscribed and paid up by the controlling shareholder, Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase (“AFAC”). The 177th AGE, held on February 17, 2020, approved the capital increase, in the total amount of R$ 7,751,940,082.78, through the issuance of 201,792,299 new common shares and 14,504,511 new preferred shares class “B". Accordingly, as of February 2020, Eletrobras' share capital will be R$ 39,057,271,546.52, divided into 1,288,842,596 common shares, 146,920 class “A” preferred shares and 279,941,394 class preferred shares "B".

TABLE 33: CAPITAL STRUCTURE

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
União Federal	554,395,652	51%	0	0%	892	0%	554,396,544	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
Free Float	269,729,841	25%	146,920	100%	226,021,418	85%	495,898,179	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

MARKETLETTER 4Q2019 | 39
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

ASSET BEHAVIOR ANALYSIS

ACTIONS

TABLE 34: B3, ELET3 e ELET6

Price and Volume	(R$) ELET3 (ON Shares)	(R$) ELET6 (PN Shares)	(pts.) IBOV (Índex)	(pts.) IEE ((Índex)
Closing Price on 12/31/2019	37,80	38,24	115645	76627
Maximum in the quarter	40,50	41,46	117203	76627
Average in the quarter	36,80	38,10	108130	68921
Minimum in the quarter	34,34	35,31	99981	65271

Variation in 2019	-5,9%	-9,0%	10,4%	12,5%
Change in the last 12 months	56,0%	35,7%	31,6%	55,5%
Average Daily Traded Volume 4Q19 (million shares)	4,6	2,4	-	-
Average Daily Traded Volume 4Q19 (R$ million)	169,7	90,5	-	-

Net Income per Share in the Quarter (R$)	2,31	2,31	-	-
Book Value per Share (R$)	53,16	53,16	-	-
Price / Profit (P/E) (1)	16,39	16,58	-	-
Price / Shareholders' Equity(2)	0,71	0,72	-	-

(1) Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;

(2) Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

EVOLUTION OF SHARES TRADED AT B3

Source: AE Broadcast

MARKETLETTER 4Q2019 | 40
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

                   Index number 12/31/2018 = 100 and ex-dividend values.

ADR PROGRAMS

TABLE 35: NYSE, EBRN AND EBRB

Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 12/31/2019	9,32	9,48
Maximum in the quarter	10,00	10,19
Average in the quarter	8,91	9,19
Minimum in the quarter	8,06	8,00

Variation in 2019	-2,7%	-5,7%
Change in the last 12 months	46,8%	32,0%
Average Daily Traded Volume 4Q19 (thousands of shares)	298,1	27,2
Average Daily Trading Volume 4Q19 (US$ million)	2,6	0,2

EVOLUTION OF SHARES TRADED IN ADR

Source:AE Broadcast
Index number 12/31/2018 = 100 and ex-dividend values.

MARKETLETTER 4Q2019 | 41
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Latibex – MADRID MARKET

TABLE 36: LATIBEX, XELTO E XELTB

Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 12/31/2019	8,35	7,70
Maximum in the quarter	9,15	8,00
Average in the quarter	8,05	7,85
Minimum in the quarter	7,50	7,70

Variation in 2019	-9,7%	-26,0%
Change in the last 12 months	46,5%	29,4%
Average Daily Traded Volume 4Q19 (thousands of shares)	0,8	0,3
Average Daily Traded Volume 4Q19 (thousands of shares)	6,3	2,2

EVOLUTION OF FOREIGN CURRENCIES

Index number: 12/31/2018 = 100.
Source:Banco Central

MARKETLETTER 4Q2019 | 42
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Nº OF EMPLOYEES

parent company

TABLE 37: EMPLOYEES FOR WORKING TIME

Working time in the company (years)	1Q19	2Q19	3Q19	4Q19
Up until 5	21	20	21	25
6 to 10	356	330	304	291
11 to15	211	183	191	191
16 to 20	58	106	121	128
21 to 25	14	12	12	13
more than 25	114	96	95	91
Total	774	747	744	739

TABLE 38: EMPLOYEES BY FEDERATION STATE

Federation State	1Q19	2Q19	3Q19	4Q19
Rio de Janeiro	752	726	723	719
São Paulo	1	1	1	1
Brasília	21	20	20	19
Total	774	747	744	739

CONTRACTED / OUTSOURCED LABOR

TABLE 39: CONTRACTED / OUTSOURCED LABOR

1Q19	2Q19	3Q19	4Q19
0	0	0	0

ROTATION INDEX (Holding)

TABLE 40: ROTATING INDEX HOLDING

1Q19	2Q19	3Q19	4Q19
2.0%	2.0%	2.6%	5.97%

MARKETLETTER 4Q2019 | 43
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

BALANCE SHEET (r$ thousand)

Asset	Parent Company		Consolidated
	12.31.2019	12.31.18	12.31.2019	12.31.18
CURRENT
Cash and cash equivalents	18,202	47,400	335,307	583,352
Restricted cash	3,227,536	1,560,088	3,227,536	1,560,088
Marketable securities	6,787,137	4,034,242	10,426,370	6,408,104
Customers	468,429	379,649	5,281,333	4,079,221
Financial assets - Concessions and Itaipu	0	0	5,927,964	6,013,891
Loans and financing	5,120,734	8,257,761	3,473,393	3,903,084
Asset contractual transmission	0	0	1,116,009	1,302,959
Equity Pay	3,592,503	2,474,558	299,899	219,895
Taxes to recover	807,150	488,591	1,474,662	1,216,261
Income tax and social contribution	309,033	817,417	2,382,899	2,420,165
Reimbursement rights	0	0	48,458	454,139
Warehouse	272	274	471,824	380,292
Nuclear fuel stock	0	0	538,827	510,638
Derivative financial instruments	138	2,195	140,543	182,760
Hydrological risk	0	0	13,590	81,301
Credits with subsidiaries - CCD	0	2,406,622	0	0
Other	1,444,837	1,296,560	2,016,330	2,104,904
	21,775,971	21,765,357	37,174,944	31,421,054

Asset held for sale	1,546,250	5,282,624	3,543,519	15,424,359
	23,322,221	27,047,981	40,718,463	46,845,413

NON CURRENT
LONG-TERM
Reimbursement rights	5,382,834	3,234,542	5,415,547	5,802,172
Loans and financing	18,282,460	20,518,018	10,803,423	9,971,857
Customers	0	0	285,351	8,413
Marketable securities	374,601	293,509	407,071	293,833
Nuclear fuel stock	0	0	840,550	828,410
Taxes to recover	0	0	420,370	265,805
Current Income Tax and Social Contribution	0	0	463,451	553,409
Deferred income and social contribution taxes	4,168,575	3,307,301	6,891,416	5,788,905
Escrow deposits	0	0	13,744,276	13,268,837
Fuel Consumption Account - CCC	1,905,607	2,603,118	31,633,512	34,100,453
Financial assets - Concessions and Itaipu	0	0	151,315	188,262
Derivative financial instruments	774,468	1,140,732	181,257	459,563
Advances for future capital increase	0	0	179,879	227,083
Hydrological risk	1,222,393	897,847	1,222,393	897,847
Other	1,350,913	1,470,295	1,024,607	706,556
	33,461,851	33,465,362	73,664,418	73,361,405
INVESTMENTS	75,637,776	71,871,802	29,112,919	27,983,348
Fixed assets net	255,947	198,711	33,315,874	32,370,392
INTANGIBLE	19,518	13,386	655,041	649,650
TOTAL NON-CURRENT ASSETS	109,375,092	105,549,261	136,748,252	134,364,795
TOTAL ASSETS	132,697,313	132,597,242	177,466,715	181,210,208

MARKETLETTER 4Q2019 | 44
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

(r$ thousand)

Liabilities and Equity	Parent Company		Consolidated
	12.31.2019	12.12.18	12.31.2019	12.31.18
CURRENT
Loans and financing	5,759,164	7,031,515	7,636,633	12,066,912
Debentures	33,159	0	78,527	36,073
Compulsory loan	15,156	15,659	15,156	15,659
Suppliers	494,133	569,218	3,095,469	3,360,550
Advances from customers	614,171	357,275	683,602	421,002
Taxes payable	201,516	166,523	1,575,658	1,277,051
Income tax and social contribution	0	917,734	2,532,732	2,953,072
Onerous contracts	0	0	3,913	9,436
Remuneration to shareholders	2,559,429	1,257,502	2,575,216	1,305,633
Financial liabilities - Concessions and Itaipu	703,114	799,401	0	0
Estimated liabilities	147,106	164,083	1,331,257	1,395,985
Reimbursement Obligations	1,796,753	1,250,619	1,796,753	1,250,619
Post-employment benefits	14,875	29,336	161,773	164,160
Provisions for contingencies	1,014,585	850,828	1,031,488	931,364
Regulatory charges	0	0	627,611	653,017
Lease	7,574	0	219,484	152,122
Accounts payable with subsidiaries	0	2,866,810	0	0
Derivative financial instruments	683	928	683	962
Liabilities associated with assets held for sale	89,553	66,887	579,394	235,387
Others	13,450,971	16,344,318	23,945,349	26,229,004

Liabilities associated with assets held for sale	0	11,127,717	1,692,708	10,294,967
	13,450,971	27,472,035	25,638,057	36,523,971

NON-CURRENT
Loans and financing	22,515,109	20,603,333	34,303,730	42,305,886
Suppliers	0	0	18,143	16,555
Debentures	5,011,069	0	5,880,751	432,155
Advances from customers	0	0	369,262	448,881
Compulsory loan	470,600	477,459	470,600	477,459
Obligation for asset retirement	0	0	3,129,379	2,620,128
Provisions for contingencies	16,924,171	17,604,730	24,214,938	23,196,295
Post-employment benefits	822,512	1,196,286	4,353,406	2,894,949
Provision for unsecured liabilities	119,223	3,883,600	0	0
Onerous contracts	0	0	361,934	715,942
Lease	55,928	0	987,705	823,993
Grants payable - Use of public goods	0	0	68,555	64,144
Advances for future capital increase	50,246	3,873,412	50,246	3,873,412
Derivative financial instruments	0	0	5,000	25,459
Regulatory charges	0	0	730,303	721,536
Taxes payable	0	0	239,959	248,582
Income tax and social contribution	628,904	432,582	3,978,754	8,315,386
Others	1,741,779	1,510,899	1,271,847	1,496,527
TOTAL NON-CURRENT LIABILITIES	48,339,541	49,582,301	80,434,512	88,677,289

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	23,887,181	15,887,829	23,887,181	15,887,829
Advances for future capital increase	7,751,940	0	7,751,940	0
Other comprehensive income accumulated	-5,904,821	-5,517,424	-5,904,821	-5,517,424
Non controlling shareholdins	0	0	487,345	466,042

TOTAL SHAREHOLDERS' EQUITY	70,906,801	55,542,906	71,394,146	56,008,948
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	132,697,313	132,597,242	177,466,715	181,210,208

MARKETLETTER 4Q2019 | 44
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

INCOME STATEMENT (r$ thousand)

	Parent Company		Consolidated
	12.31.19	31.12.18	12.31.19	12.31.18
NET OPERATING REVENUE	366,525	668,828	27,725,527	25,772,305
Operating costs
Energy purchased for resale	-67,019	-226,879	-2,162,318	-1,559,533
Charges upon use of electric network	0	0	-1,593,223	-1,482,125
Construction	0	0	-915,117	-1,310,457
Fuel for electricity production	0	0	-2,107,161	-1,184,948
NET OPERATING REVENUE	299,506	441,949	20,947,708	20,235,242
Operating expenses
Personnel, Supllies and Services	-802,460	-746,974	-8,278,287	-7,804,361
Depreciation	-13,386	-4,401	-1,707,138	-1,607,273
Amortization	0	0	-100,291	-94,716
Donations and contributions	-117,058	-114,169	-156,166	-137,802
Operating Provisions /Reversals net	-752,160	4,073,549	-2,005,808	6,495,463
Investigation Findings	0	0	0	0
Others	-112,233	-165,967	-1,415,834	-1,166,254
	-1,797,297	3,042,038	-13,663,524	-4,314,943
OPERATING INCOME BEFORE FINANCIAL RESULT	-1,497,791	3,483,987	7,284,184	15,920,299
Financial result
Financial income
Income from interest, commissions and fees	2,121,894	3,672,441	876,212	2,642,607
Income from financial investments	434,807	437,178	763,016	686,179
Moratorium on electricity	2,306	6,826	252,112	248,407
Restatement Assets	1,310,401	867,818	1,205,941	699,871
Current foreign currency exchange rate variations	2,608,820	4,235,847	2,662,259	4,150,664
Payment of indemnities - Law 12,783 / 13	0	0	367,760	0
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	0	20,366
Other financial income	343,069	190,977	532,054	623,725
Financial expenses
Debt charges	-2,040,736	-1,532,979	-3,247,747	-2,680,884
Lease charges	-6,230	0	-340,819	-308,770
Charges on shareholders' funds	-230,850	-233,971	-271,130	-270,533
Noncurrent Restatement	-604,613	-658,718	-788,982	-800,789
Noncurrent foreign currency exchange rate variations	-2,506,625	-4,195,897	-2,627,251	-4,364,256
Regulatory liability update	0	0	0	-921,212
Losses on derivatives	0	0	-56,613	-63,378
Other financial expenses	-1,008,846	-645,944	-1,407,838	-1,036,628
	423,397	2,143,578	-2,081,026	-1,374,631
INCOME BEFORE EQUITY	-1,074,394	5,627,565	5,203,158	14,545,668
RESULTS OF EQUITY	8,486,543	8,403,854	1,140,733	1,384,850
OTHER REVENUE AND EXPENDITURE	0	0	24,715	0
OPERATING INCOME BEFORE TAXES	7,412,149	14,031,419	6,368,606	15,930,518
Current Income tax and social contribution	0	-787,996	-2,664,975	-3,141,578
Deferred Income Tax and Social Contribution	0	0	3,755,237	657,860
NET INCOME FROM CONTINUING OPERATIONS	7,412,149	13,243,423	7,458,868	13,446,800
SHARE ATTRIBUTED TO CONTROLLING	7,412,149	13,243,423	7,412,149	13,243,423
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	46,719	203,377
DISCONTINUED OPERATION
NET LOSS OF OPERATING TAXES DISCONTINUED	3,284,975	18,955	3,284,975	-99,223
NET INCOME (LOSS) OF THE FINANCIAL YEAR	10,697,124	13,262,378	10,743,843	13,347,577

MARKETLETTER 4Q2019 | 45
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

cash flow statement (r$ thousand)

	Parent		Consolidated
	12.31.19	12.31.2018	12.31.19	12.31.2018
Operating Activities
Income before income tax and social contribution	7,412,149	14,031,419	6,368,606	15,930,518
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	13,386	4,401	1,807,429	1,701,989
Net monetary variations	-705,788	-209,100	-416,959	100,918
Net foreign exchange rate variations	-102,195	-39,950	-35,008	213,592
Financial charges	-934,199	-2,472,986	1,853,083	13,523
Financial asset revenue	0	0	-793,239	-643,208
Construction Revenue	0	0	-570,701	-712,711
Equivalence equity results	-8,486,543	-8,403,854	-1,140,733	-1,384,850
Result on disposal of equity interests	0	0	-24,715	0
RBSE Revenue	0	0	-4,072,993	-4,462,260
Provision (reversal) for short-term liabilities	-219,379	-5,238,406	0	0
Provision (reversal) for doubtful accounts	356,202	-81,388	624,141	78,728
Provision (reversal) for contingencies	609,124	931,834	1,757,494	1,819,710
Provision (reversal) for impairment of assets	0	-469	-121,581	-6,546,048
Provision (reversal) for onerous contract	0	0	-179,003	-1,353,849
Provision (reversal) for losses on investments	-6,753	316,683	-334,100	213,246
TRFH – (Pará rate)	0	0	0	-1,183,583
Provision (reversal) Aneel - CCC	0	0	-53,063	0
RGR Charges	859,271	333,524	859,271	333,524
Non-controlling interest	0	0	-70,772	-154,796
Charges on shareholders' funds	230,850	233,971	271,130	270,533
Financial instruments - derivatives	0	0	56,613	43,012
Others	-96,748	-631,192	-960,683	146,405
	-8,482,772	-15,256,932	-1,544,390	-11,506,125
(Increases) / decreases in operating assets
Customers	0	-20,441	-1,390,270	350,086
Marketable securities	-2,752,895	1,025,716	-4,050,412	578,652
Reimbursement rights	0	-4,641,852	792,306	-2,564,131
Warehouse	2	-62	-91,532	98,951
Nuclear fuel stock	0	0	-40,329	-42,888
Financial assets - Itaipu and public service concessions	601,224	232,797	601,224	232,797
Assets held for sale	2,751,082	-3,799,717	10,863,548	367,604
Hydrological risk	0	0	114,915	121,278
Credits with subsidiaries - CCD	2,406,622	-2,406,622	0	0
Others	-701,462	-338,950	-2,157,090	-1,423,307
	2,304,573	-9,949,130	4,642,359	-2,280,957
Increase / (decrease) in operating liabilities
Suppliers	-14,636	2,673	-203,044	-3,233,836
Advances from customers	79,676	0	5,762	-85,675
Lease	22,504	0	-316,152	-101,705
Estimated liabilities	12,632	26,512	-193,728	304,408
indemnification obligations	0	0	0	-1,108,515
Sectorial charges	0	0	-16,639	-52,050
Liabilities associated with assets held for sale	-2,860,610	6,321,771	-8,602,259	3,497,047
Accounts payable with subsidiaries	-2,866,810	2,866,810	0	0
Other	353,262	436,479	227,316	1,037,991
	-5,273,981	9,654,246	-9,098,744	257,666

Payment of financial charges	-1,443,655	-1,100,319	-3,457,440	-2,992,595
Financial asset revenue	-193,179	-190,527	-193,179	-190,527
Finance charges revenue	0	0	1,081,385	1,190,956
income tax payment and social contribution	0	0	6,430,231	6,655,402
Payment of refinancing of taxes and contributions - principal	1,753,617	1,440,339	1,114,465	736,601
Payment of income tax and social contribution	-257,052	-189,274	-3,355,646	-2,236,737
Refinancing payment of taxes and contributions - principal	0	0	-29,242	-51,883
Interest on equity investments revenue	3,811,443	2,850,232	1,007,575	1,469,894
Supplementary pension payment	-30,140	-24,084	-258,519	-282,966
Payment of court contingencies	-1,702,671	-922,860	-1,792,631	-1,086,695
Bail Bonds and Deposits	-757,270	-210,019	-621,161	-709,106
Net cash provided by (used in) operating activities of continuing operations	-2,858,939	133,089	293,670	4,903,446
Net cash provided by (used in) operating activities of discontinued operations	0	0	-379,997	-546,575
Net cash provided by (used in) operating activities	-2,858,939	133,089	-86,327	4,356,871

Financing activities
Loans and financing	5,000,000	0	6,779,312	1,024,168
Payment of loans and financing - Main	-9,712,469	-3,264,653	-12,463,148	-6,374,321
Payment of shareholders remuneration	-1,219,194	-1,580	-1,183,146	-64,499
Advanced receivalbe for future capital increase	3,660,215	0	3,660,215	0
Payment of finance leases	-40,998	0	-547,226	0
Others	0	0	-51,412	-149,148
Net cash provided by (used in) financing activities from continuing operations	-2,312,446	-3,266,233	-3,805,405	-5,563,800
Net cash provided by (used in) financing activities of discontinued operations	0	0	414,724	549,046
Net cash provided by (used in) financing activities	-2,312,446	-3,266,233	-3,390,681	-5,014,754

Investing activities
Lending and financing	-627,871	-655,535	-40,040	-189,512
loans and financing receivables	5,744,256	3,208,355	4,904,413	2,403,651
Acquisition of fixed assets	-197	-3,732	-1,954,652	-1,132,006
Acquisition of intangible assets	-6,088	-11,152	-65,550	-129,039
Acquisition of concession assets
Acquisition / capital investment in equity	-55,560	-154,234	-418,016	-1,065,501
Advance concession for future capital increase	-897,644	0	-124,032	-151,005
Investment sale in shareholdings	985,292	635,515	1,017,292	714,841
Net cash flow in the acquisition of investees	0	0	0	0
Other	0	0	-55,723	25
Net cash provided by (used in) investing activities from continuing operations	5,142,187	3,019,217	3,263,691	451,454
Net cash provided by (used in) investment activities of discontinued operations	0	0	6,337	-30,146
Net cash provided by (used in) investing activities	5,142,187	3,019,217	3,270,028	421,308

Increase (decrease) in cash and cash equivalents	-29,198	-113,926	-206,981	-236,575

Cash and cash equivalents at the beginning of the financial year	47,400	161,326	583,352	792,252
Cash and cash equivalents at the end of the financial year	18,202	47,400	335,307	583,352
Increase (decrease) in cash and cash equivalents	0	0	41,064	-27,675
	-29,198	-113,926	-206,981	-236,575

MARKETLETTER 4Q2019 | 46
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

IV. Attachments:
1. Financial Information Subsidiaries – Excel
2. Controlled Financial Analysis

MARKETLETTER 4Q2019 | 47
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.